UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Extraordinary Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: April 1, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

  [Cover]

Document filed:	Extraordinary Report
Submitted to:	Director-General of the Kanto Local Finance Bureau
Filing date:	April 1, 2011
Company name:	Mitsui Sumitomo Trust Holdings Kabushiki Kaisha
English name of company:	Sumitomo Mitsui Trust Holdings, Inc. (“the Company”)
Representative’s name and title:	Kazuo Tanabe, President
Location of head office:	9-2, Marunouchi 1-chome Chiyoda-ku, Tokyo
Telephone number:	03 (6256) 6000 (main switchboard)
Name of contact person:	Senior Manager of Corporate Administration Department
Koji Fujita
Nearest place to contact:	9-2, Marunouchi 1-chome Chiyoda-ku, Tokyo
Telephone number:	03 (6256) 6000 (main switchboard)
Name of person in charge:	Senior Manager of Corporate Administration Department
Koji Fujita

Places where a copy of this document is available for public inspection:

Tokyo Stock Exchange
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Osaka Securities Exchange
(8-16, Kitahama 1-chome, Chuo-ku, Osaka)
Nagoya Stock Exchange
(8-20, Sakae 3-chome, Naka-ku, Nagoya)

The Company changed its Company name, English name of company and Location of head office to “Mitsui Sumitomo Trust Holdings Kabushiki Kaisha”, “Sumitomo Mitsui Trust Holdings, Inc.” and “9-2, Marunouchi 1-chome Chiyoda-ku, Tokyo”, respectively, due to the share exchange which took effect on April 1, 2011 pursuant to the condition of the Share Exchange Agreement with The Sumitomo Trust and Banking Co., Ltd. (“STB”).

1. Reason for filing the report

The Extraordinary Report was filed under the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 3 and 9 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, etc. as a result of the change of representative directors and specified subsidiaries of the Company.

2. Details of the change of representative directors and specified subsidiaries.

1. Change of representative directors

(1)	Newly appointed representative directors

Name (Date of Birth)	New Position	Former Position	Number of Shares of the Company held by the person	Date of Change
Hitoshi Tsunekage (August 6, 1954)	Representative Director, Chairman	—	81,950	April 1, 2011
Kiyoshi Mukohara (February 11, 1952)	Representative Director, Deputy President	—	86,653	April 1, 2011

(2)	Career summary of newly appointed representative director

Hitoshi Tsunekage

April	1977	Joined The Sumitomo Trust and Banking Co., Ltd.
June	2004	Executive Officer, General Manager of Corporate Planning Department of STB
June	2005	Executive Officer, Head Office Executive of STB
June	2005	Director, Managing Executive Officer of STB
January	2008	President and Chief Executive Officer of STB (current position)
April	2011	Representative Director, Chairman of the Company (current position)

Kiyoshi Mukohara

April	1975	Joined STB
June	2003	Executive Officer, General Manager of Global Credit Supervision Department 1 of STB
April	2004	Executive Officer, General Manager of Wholesale Business Planning Department of STB
June	2004	Managing Executive Officer, General Manager of Wholesale Business Planning Department of STB
June	2005	Managing Executive Officer of STB
June	2006	Director, Managing Executive Officer of STB
June	2008	Director, Senior Executive Officer of STB (current position)
April	2011	Representative Director, Deputy President of SMTH (current position)

2. Change of specified subsidiaries

(1)	Name, Address, Representative’s name, Amount of capital stock and Principal business of specified subsidiaries

The Sumitomo Trust and Banking Co., Ltd.

Company name	The Sumitomo Trust and Banking Co., Ltd.
Location of head office	5 - 33 Kitahama 4-chome, Chuo-ku, Osaka
Representative’s name	Hitoshi Tsunekage
Capital Stock	342,037 million yen
Principal business	Trust and banking business

‚Japan Trustee Services Bank, Ltd.

Company name	Japan Trustee Services Bank, Ltd.
Location of head office	8 - 11 Harumi 1-chome, Chuo-ku, Tokyo
Representative’s name	Kazuho Oda
Capital Stock	51,000 million yen
Principal business	Trust and banking business

ƒSTB Preferred Capital 2 (Cayman) Limited

Company name	STB Preferred Capital 2 (Cayman) Limited
Location of head office	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Representative’s name	Toshiyuki Nitta
Capital Stock	51,500 million yen (common stocks 1,500 million yen, preferred securities 50,000 million yen)
Principal business	Finance services

„STB Preferred Capital 3 (Cayman) Limited

Company name	STB Preferred Capital 3 (Cayman) Limited
Location of head office	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Representative’s name	Toshiyuki Nitta
Capital Stock	51,500 million yen (common stocks 1,500 million yen, preferred securities 50,000 million yen)
Principal business	Finance services

…STB Preferred Capital 4 (Cayman) Limited

Company name	STB Preferred Capital 4 (Cayman) Limited
Location of head office	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Representative’s name	Toshiyuki Nitta
Capital Stock	111,600 million yen (common stocks 1,600 million yen, preferred securities 110,000 million yen)
Principal business	Finance services

†STB Preferred Capital 5 (Cayman) Limited

Company name	STB Preferred Capital 5 (Cayman) Limited
Location of head office	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Representative’s name	Toshiyuki Nitta
Capital Stock	70,900 million yen (common stocks 900 million yen, preferred securities 70,000 million yen)
Principal business	Finance services

(2)	Number and proportion of the Company’s voting rights for specified subsidiaries.

STB

Number of voting rights held by the Company
Previous number	– (indirectly held by the Company –)
Current number	1,674,537 (indirectly held by the Company –)
Proportion of voting rights held by the Company
Previous proportion	–% (indirectly held by the Company –%)
Current proportion	100.00% (indirectly held by the Company –%)

‚Japan Trustee Services Bank, Ltd.

Number of voting rights held by the Company
Previous number	340 (indirectly held by the Company –)
Current number	680 (indirectly held by the Company 340)
Proportion of voting rights held by the Company
Previous proportion	33.33% (indirectly held by the Company –%)
Current proportion	66.66% (indirectly held by the Company 33.33%)

ƒSTB Preferred Capital 2 (Cayman) Limited

Number of voting rights held by the Company
Previous number	– (indirectly held by the Company –)
Current number	150,000 (indirectly held by the Company 150,000)
Proportion of voting rights held by the Company
Previous proportion	–% (indirectly held by the Company –%)
Current proportion	100.00% (indirectly held by the Company 100.00%)

„STB Preferred Capital 3 (Cayman) Limited

Number of voting rights held by the Company
Previous number	– (indirectly held by the Company –)
Current number	150,000 (indirectly held by the Company 150,000)
Proportion of voting rights held by the Company
Previous proportion	– % (indirectly held by the Company –%)
Current proportion	100.00% (indirectly held by the Company 100.00%)

…STB Preferred Capital 4 (Cayman) Limited

Number of voting rights held by the Company
Previous number	– (indirectly held by the Company –)
Current number	1,600,000 (indirectly held by the Company 1,600,000)
Proportion of voting rights held by the Company
Previous proportion	–% (indirectly held by the Company –%)
Current proportion	100.00% (indirectly held by the Company 100.00%)

†STB Preferred Capital 5 (Cayman) Limited

Number of voting rights held by SMTH
Previous number	– (indirectly held by the Company –)
Current number	900,000 (indirectly held by the Company 900,000)
Proportion of voting rights held by SMTH
Previous proportion	–% (indirectly held by the Company –%)
Current proportion	100.00% (indirectly held by the Company 100.00%)

(3)	Reason for the change and Date of change

Reason for the change

A.	STB

The Company concluded the “Share Exchange Agreement” with STB on August 24, 2010, and the Share Exchange Agreement was approved at the Extraordinary General Meeting of Shareholders held on December 22, 2010. STB became a specified subsidiary of the Company through the Company’s acquisition of STB common stocks, due to the share exchange which took effect on April 1, 2011 pursuant to the condition of the Share Exchange Agreement.

B.	Japan Trustee Services Bank, Ltd.

Japan Trustee Services Bank, Ltd. became a specified subsidiary of the Company, due to increase of voting rights held by the Company through the share exchange between the Company and STB.

C.	STB Preferred Capital 2 (Cayman) Limited, STB Preferred Capital 3 (Cayman) Limited, STB Preferred Capital 4 (Cayman) Limited, STB Preferred Capital 5 (Cayman) Limited

4 companies above became specified subsidiaries of the Company, since they have newly become subsidiaries of the Company through the share exchange between the Company and STB.

‚Date of Change

April 1, 2011

(End)